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Perstorp Group - Perstorp AB Makes Offer                           Page 1 of 2

PERSTORP AB MAKES OFFER
FOR AMERICAN BIOTECHNOLOGY COMPANY

Perstorp AB subsidiary PerBio Science AB today executed a definitive agreement that provides for cash tender offer for all of the outstanding shares of Endogen Inc., an American biotechnology company. Endogen, which is listed on Nasdaq SmallCap in New York and the Boston Stock Exchange, has annual sales of approximately USD 10 million (approx. SEK 85 million).

PerBio Science AB is a wholly owned subsidiary of Perstorp AB, which is to be spun off to shareholders of Perstorp and listed on the Stockholm Stock Exchange in October 1999.

PerBio Science's offer relates to the acquisition of all of the shares outstanding in Endogen for USD 3.75 per share. The total purchase price will be approximately USD 13.6 million (approx. SEK 115 million), including stock options and warrants.The tender offer is subject to customary conditions, and that there being validly tendered and not withdrawn at least two-thirds of the Endogen shares outstanding. The tender offer will be commenced within five business days in the United States. Upon the successful completion of the tender offer, a subsidiary of PerBio Science AB will be merged into Endogen Inc. and any Endogen Inc. shares not tendered and purchased in the tender offer will be converted into the right to receive USD 3.75 per share in cash.

PerBio Science has reached agreements with several senior executives in Endogen regarding continued employment. In addition, an agreement have been reached with several senior executives and directors, whereby they will tender all of their outstanding shares of stock in the tender offer.

Endogen Inc develops, manufactures and supplies biomedical research products used in basic research and drug discovery. Leading medical research centers, universities, pharmaceutical companies and biotech firms worldwide use Endogen products in the study of diseases such as cancer, autoimmune disorders and AIDS. The company's expertise, mainly in the monoclonal antibody and recombinant DNA technology, will strengthen PerBio Science's know-how in the biotechnology field.

PerBio Science is active in the expansive biotechnology sector and combines favorable profitability with high growth. PerBio Science had net sales of SEK 706 million (1997: 549) in the 1998 calendar year and SEK 248 million during the first quarter of 1999, including sales by the plant acquired from Amersham Pharmacia Biotech at the end of 1998.

The acquisition will have only a minor impact on Perstorp AB's income statement and balance sheet. Prior to the spin-off of its shares to Perstorp AB shareholders, PerBio Science has been provided with shareholders' equity that permits the acquisition of operations with the potential to strengthen the company's business and technology base.

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for further information please contact:







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Perstorp Group - Perstorp AB Makes Offer                           Page 2 of 2


Rolf Rahmberg, Vice President, Corporate Communications,
Perstorp AB, tel + 46 435 381 59